Filed by Caremark Rx, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as

amended

Subject Company: AdvancePCS

Commission File No.: 333-109519

On March 3, 2004, Caremark Rx, Inc. and AdvancePCS made available the following materials relating to the proposed business combination:

Caremark Rx, Inc.

AdvancePCS

Investor Presentation

March 3, 2004

Forward Looking Statements

Certain statements contained in this presentation constitute forward-looking statements contemplated under the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed merger and expected synergies, and anticipated future financial and operating performance and results. As such, they involve risks and uncertainties. A discussion of a number of important factors and assumptions regarding these statements and risks involved is contained in Caremark Rx, Inc’s and AdvancePCS’ most recent filings with the Securities and Exchange Commission. These risks, as well as risks associated with the contemplated acquisition of AdvancePCS are also more fully described in the section entitled “Risk Factors” contained in the Caremark Rx, Inc. Registration Statement on Form S-4 which was declared effective by the Securities and Exchange Commission on February 13, 2004.

This presentation includes certain non-GAAP financial measures as defined under SEC rules. We have elected, in reliance on the provision of Regulation G pertaining to the use of such measures in connection with proposed business combinations, to not provide reconciliations of these non-GAAP financial measures to the most directly comparable measure computed and presented in accordance with GAAP. Applicable slides are footnoted.

Agenda

• Introduction

• Merger Overview

Transaction Terms

Timetable Update

Combination Benefits

• AdvancePCS Recent Financial Performance

• Caremark Rx Recent Financial Performance

• Q&A

Merger Overview

Key Transaction Terms

Per share consideration: Value equivalent to 2.15 Caremark shares per AdvancePCS share

Consideration mix: 90% stock / 10% cash

Transaction structure: Tax-free reorganization, excluding cash component

Conditions to closing: · Caremark and AdvancePCS stockholder approval

· Customary closing conditions

Timing: 2004

Pro forma ownership:1 58% Caremark / 42% AdvancePCS

1 Based on estimated pro forma shares outstanding of 471.7 million

Merger Timing Update

• September 2, 2003 Merger Announced

• September 10, 2003 Initial HSR Filing

• October 6, 2003 S-4/Joint Proxy Filed with SEC -

• October 10, 2003 Requests for additional

Information from FTC

• February 11, 2004 Termination of HSR by FTC

• February 13, 2004 S-4 declared effective by SEC; -

Stockholders’ Meetings date

announced for March 22, 2004

Strategic Benefits

• Enhanced provider of health management solutions

• Highly complementary businesses

Increased customer diversity

Recognized expertise in mail service and retail programs

Broader specialty programs

Comprehensive disease management solutions

• Expertise in driving preference for mail service and generic substitution

• “Best-in-class” customer service—-

• Strong financial profile

• Significant growth opportunities

Complementary Customer Mix

Caremark will apply best practices from both organizations to focus on the particular needs of clients within each client segment

Caremark

Health Plans

Employer/ Government

AdvancePCS 1

Health Plans

Employer/ Government

Combined 1

Employer/ Government

Health Plans

1 Excludes AdvancePCS cash card and rebate utility scripts

Note: Based on adjusted scripts for quarter ending March 31, 2003 8 8

Enhanced Customer Value

Expanded size and scope expected to provide enhanced value for clients

• Caremark will be in a position to offer enhanced value for clients as a large, diversified, independent PBM

• Combined companies processed over 600 million prescriptions in the twelve months ended December 31, 2003 and served approximately 70 million lives 1

• Increased ability to help clients manage drug spend through cross-selling innovative techniques and broad program offerings

Clinical programs

Specialty pharmacy services

Disease management

• Continue to strengthen a “best in class” customer service organization

Dedicated, strong account services leaders and teams will remain intact

1 Excludes AdvancePCS cash card and rebate utility

Broader Choice and Convenience for Customers

Headquarters Specialty Pharmacy

Business Center Mail Service Pharmacy

Call	Center

Note: Blue symbol represents AdvancePCS facility

Red symbol represents Caremark facility

Premier Specialty Programs

• 25 years of experience

• Key therapies:

Hemophilia

Growth Hormone

Multiple Sclerosis

Hepatitis C

RSV

• TheraCom key therapies:

Pulmonary hypertension

Gaucher disease

Fabry disease

Hurler’s syndrome

Multiple Sclerosis

• Expanded specialty product line

• Access to large managed care client base for pull through of specialty products

Complementary Disease Management

• CarePatterns Programs:

Asthma * *

Pediatric Asthma

CAD * *

CHF * *

COPD

Diabetes * *

Ulcer

Hemophilia

• Accordant Health:

Seizures*

RA*

Parkinson’s*

Scleroderma*

Hemophilia*

Sickle cell anemia*

Systemic lupus*

ALS*

Dermatomyositis*

Cystic fibrosis*

Gaucher*

Multiple Sclerosis*

Polymyositis*

CIDP*

Myasthenia gravis*

Combining AdvancePCS’ focus on rare diseases with Caremark’s focus on high frequency, chronic conditions creates a comprehensive set of disease management solutions to benefit the customer

* NCQA Accreditation

Enhanced Mail Order Opportunity

• Transaction expected to expand opportunities for further penetration of mail order services

Increases safety, compliance and convenience

Provides savings for clients and members

• Consistent technology in each company’s state of the art mail facilities

Mail Penetration Rates 1,2

46%

Caremark

10%

AdvancePCS

18%

Combined

1 Caremark and AdvancePCS company reports for the quarter ended Dec. 31, 2003.

2 Mail Penetration is defined as mail scripts processed divided by mail scripts processed plus retail scripts processed. Mail scripts are multiplied by three in this analysis to put them on an equivalent basis with retail scripts processed.

Overview of Expected Financial Benefits

• Expected to be accretive to Caremark Rx EPS in the near term

•$ 125 million in expected synergies in first year following closing with a majority coming through purchasing efficiencies

• The combined company is anticipated to have a strong balance sheet with favorable leverage levels and positive credit outlook

Transaction Summary

• Enhanced provider of health management solutions

• Highly complementary businesses

Increased customer diversity with over 600 million prescriptions in the twelve months ended December 31, 2003

Expanded distribution strengths

Broader specialty pharmaceutical and disease management programs

• Expanded mail order platform

• Strong financial profile and expected to be accretive to earnings in the near term

• Significant growth opportunities

AdvancePCS

Financial Overview Quarter Ended December 31, 2003

AdvancePCS Strong Financial Performance

Three Months Ended December 31

($            Millions) 2003 2002 % Chg

Earnings $ 54.5 $ 45.0 21.1%

EPS $ 0.55 $ 0.46 19.6%

EBITDA $ 109.0 $ 95.1 14.6%

EBITDA/Adjusted Claim $ 0.78 $ 0.69 13.0%

Excluding Merger-related Charges*:

Earnings $ 58.1 $ 45.0 29.2%

EPS $ 0.58 $ 0.46 26.1%

EBITDA $ 115.0 $ 95.1 20.9%

EBITDA/Adjusted Claim $ 0.83 $ 0.69 20.3%

•ADVP incurred $6.0MM ($3.6MM, net of taxes) in merger-related charges associated with preparing for the CMX combination .

Slide contains Non-GAAP Financial Measures.

AdvancePCS

EBITDA & EBITDA per Claim*

($            millions)

EBITDA EBITDA per Claim*

Excludes impact of merger-related charges in Q204 and Q304. Slide contains Non-GAAP Financial Measure(s).

•EBITDA per claim based on adjusted claims: pharmacy network claims plus mail claims multiplied by 3, as mail claims on typically represent a 3-month supply

AdvancePCS

Cash Flow from Operations

($            millions)

$15

1998

$30

1999

$32

2000

$92

2001

$143

2002

$269

2003

$268

YTD 2004

Capital Expenditures Free Cash Flow

AdvancePCS

Debt and Debt/EBITDA*

($            millions)

Debt ( ($ Millions)

Debt to EBITDA

Debt Debt to EBITDA*

* EBITDA based on quarterly reported data annualized (current period multiplied by four). Excludes impact of merger-related charges in Q204 and Q304. Slide contains Non-GAAP Financial Measure(s)

AdvancePCS FY2004 Guidance

EPS Guidance*: $2.20—$ 2.22

EPS growth

based on guidance*: 29% - 30%

* Excludes impact of merger-related charges. *

Caremark Rx

Financial Overview Quarter Ended December 31, 2003

Caremark Strong Financial Performance

Three Months Ended December 31

($            Millions) 2003 2002 % Chg

Net Revenues $ 2,442.7 $ 1,851.4 31.9%

EBITDA $ 160.0 $ 118.7 34.8%

Income-Cont Ops $ 82.5 $ 59.6 38.4%

EPS – Cont Operations $ 0.31 $ 0.23 34.8%

Operating Cash Flow $ 143.6 $ 100.5 42.9%

EBITDA/Adjusted Claim $ 3.74 $ 3.45 8.4%

*2003 amounts include $3.4 million (pre-tax) expense, representing $0.01 per diluted share, for integration planning relating to the merger with ADVP and relocation of CMX corporate headquarters to Nashville, TN. 2002 amounts are presented using a 40% tax rate where applicable.Slide contains Non-GAAP Financial Measures.

Consistent EBITDA Growth

EBITDA & EBITDA per Claim*

($            millions)

EBITDA

EBITDA EBITDA per Claim*

Q403 includes $3.4 million impact of integration planning and relocation expenses. Slide contains Non-GAAP Financial Measure(s).

* EBITDA per claim based on adjusted claims: pharmacy network claims plus mail claims multiplied by 3, as mail claims typically represent a 3-month supply.

Strong Cash Flow

Cash Flow from Continuing Operations

($            millions)

$84

1998

$86

1999

$221

2000

$285

2001

$408

2002

$576

2003

Capital Expenditures Free Cash Flow

Slide contains Non-GAAP Financial Measure(s)

Strong Cash Flow has Reduced Leverage

Caremark Balance Sheet is Flexible

1998 1999 2000 2001 2002 2003

Net Debt Net Debt to EBITDA

Net Debt Includes Trade Receivables Sales Facility. Slide contains Non-GAAP Financial Measure(s) -

Caremark 2004 Guidance

Revenue Growth: 15%—20%

EPS*: $1.35—$ 1.37

Assumes Tax Rate = 40%.

* Excludes the impact of integration planning expenses and corporate headquarters relocation expenses which are anticipated to total $12 - $15 million.

Strategic Summary

Caremark, AdvancePCS and other PBMs play a vital role in the U.S. healthcare system by providing innovative pharmaceutical care programs that enhance the quality of life and health for consumers, while reducing cost. PBMs drive down pharmaceutical costs by employing sophisticated clinical programs, obtaining volume discounts and promoting the use of less expensive generic drugs, thereby passing the savings onto plan sponsors. By offering both retail and mail order services, plan participants also enjoy greater convenience and flexibility in meeting their pharmacy needs. The value, benefit, convenience and cost savings that PBMs provide have accounted for strong demand for their services. .

Additional Information

Caremark has filed with the SEC a registration statement on Form S-4 that was declared effective by the SEC on February 13, 2004. This registration statement includes a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of Caremark Rx and AdvancePCS are urged to read the joint proxy statement/prospectus and other relevant materials because they contain important information about Caremark Rx, AdvancePCS and the proposed transaction. Investors and security holders may obtain a free copy of these materials and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from Caremark Rx, 211 Commerce Street, Suite 800, Nashville, TN 37201 or AdvancePCS, 750 West John Carpenter Freeway, Suite 1200, Irving, TX 75039.

Caremark Rx, AdvancePCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of Caremark Rx and their ownership of Caremark Rx shares is set forth in the proxy statement for Caremark Rx’s 2003 annual meeting of stockholders. Information about the directors and executive officers of AdvancePCS and their ownership of AdvancePCS stock is set forth in the AdvancePCS’s fiscal 2003 10K-A Amendment No. 2. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.

Caremark Rx, Inc.

AdvancePCS

Investor Presentation

March 3, 2004